UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RELEASE ON THE RESTORATION STATUS FOR DAMAGE CAUSED BY THE GREAT EAST JAPAN EARTHQUAKE AND FUTURE RESPONSES

On April 27, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a press release regarding the current status of restoration following the Great East Japan Earthquake that occurred on March 11, 2011. In addition to the release, the registrant filed certain presentations prepared by itself and its subsidiaries, Nippon Telegraph and Telephone East Corporation and NTT DOCOMO, INC., with respect to their restoration efforts. Attached are English translations of the press release and the presentations filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: April 27, 2011

April 27, 2011

Nippon Telegraph and Telephone Corporation

Nippon Telegraph and Telephone East Corporation

NTT DOCOMO, INC.

NTT Communications Corporation

Restoration Status for Damage Caused by

the Great East Japan Earthquake and Future Responses

NTT Group has been making concerted efforts to restore damaged facilities and services following the Great East Japan Earthquake that occurred on March 11, 2011. That restoration work, originally scheduled for near completion by the end of April, will soon be completed. This release provides information regarding, among other things, the completed restoration activities, the financial impact on NTT Group, and future responses.

1.	Status of communications facilities and service restoration

NTT Group created and has been executing its plan to have its exchange offices and base stations restored (except for certain areas where restoration is physically difficult, such as areas surrounding the nuclear power plant and areas with physically damaged roads, tunnels, etc.) by the end of April through, among others, renewal of power supplies and equipment and re-installing relay transmission lines, repair of relay transmission lines to mobile base stations using emergency fiber optic cable and entrance microwave system , and area remedies for mobile phones using large zone schemes where a single station covers multiple stations. NTT Group has been working faster than the original pace, scheduled for near completion by the end of April, for areas where restoration was considered physically difficult, such as areas surrounding the Fukushima Daiichi Power Plant (the “nuclear power plant area”) and areas with accessibility issues due to road and tunnel damage. As a result, NTT expects to complete restoration for these areas ahead of schedule.

As a result, NTT expects restoration to be mostly complete by the end of April for exchange office buildings and mobile base stations in areas where customers currently reside. As for the nuclear power plant area, customer residential areas and the nuclear power plant operation area have been restored as well. NTT Group will aim to restore areas where difficulties remain for customers to reside due to extensive damage to their homes, at the same pace roads and other infrastructure are restored.

1

•	Status of restoration for NTT East exchange offices with service disruptions

	March 28	April 26		April 30 (scheduled)
Iwate	21	0		0
Miyagi	23	4		0
Fukushima	2	0		0

Total (excluding nuclear power plant area)	46	4		0

Nuclear power plant area	9	3		3
		2	*[1]	2	*[1]

*1	Small island regions experiencing island evacuation

•	Status of restoration for NTT DOCOMO’s base stations with service disruptions

	March 28	April 26	April 30 (scheduled)
Iwate	184	22	16	*[2]
Miyagi	97	4	1	*[2]
Fukushima	26	1	1	*[2]

Total (excluding nuclear power plant area)	307	27	18	*[2]

Nuclear power plant area	68	17	17

*2	Areas experiencing construction difficulties, including severed roads

•	Status of service restoration by NTT Communications

Regarding corporate data communications services, such as IP-VPN and e-VLAN, a maximum of approximately 15,000 circuits in the Tohoku region were not available, but the relay networks are now restored. The approximate 100 circuits that are experiencing service disruptions are expected to recover service through restorations of access lines and customers’ facilities.

2.	Future actions in light of damage from the Great East Japan Earthquake

With the Great East Japan Earthquake, telecommunication facilities were impacted in unprecedented ways. Being the fourth strongest earthquake ever recorded in history, the Great East Japan Earthquake and the related tsunamis, caused the destruction and submersion of communication facilities, the failure of communications equipment resulting from power outages and the depletion of emergency power resources (batteries) from widespread and long-term scheduled power outages. The increased variety of means for information exchange with the advancement of mobile phones and the Internet was remarkable.

2

NTT Group reconfirmed the vitality of communication services in society, and in light of the above events, will advance its efforts as stated below.

•	Development of disaster-resistant networks and prompt recovery methods

•	Distribute key functions across regions and implement multiple routes in preparation against wide area disasters

•	Improve power capacity to withstand widespread and long-term power outages

•	Secure prompt reconnection for local relief sites

•	Increase the use of satellite and wireless communications, etc.

•	Secure means of information distribution after disasters

•	Greater responsiveness to communication needs directly following a disaster, such as safety confirmation (countermeasure against service congestion)

•	Consider measures to correspond to the diversification of customer needs, which are shifting from using voice communications to e-mail and the Internet

•	Provide services and solutions useful during a disaster and during recovery

•	Support for local governments, medical care, and schools, etc.

For initiatives that will be difficult for NTT Group to implement independently, efforts will be made in collaboration with the central and local governments.

3.	Financial impact (estimate) on NTT Group

3

*	The financial impact including other NTT Group companies on the NTT Group consolidated financial results for the fiscal year ended March31, 2011 is approximately 30.0 billion yen (excluding donations)

For further information, please contact:

Nippon Telegraph and Telephone Corporation,

Public Relations Office

Tel.: +81-3-5205-5550

Nippon Telegraph and Telephone East Corporation,

Public Relations Office

Tel.: +81-3-5359-3711

NTT DOCOMO, INC.,

Public Relations Office

Tel.: +81-3-5156-1366

NTT Communications Corporation,

Public Relations Office

Tel.: +81-3-6700-4010

4

(reference)

* figures in [    ] are as of the March 30 press conference

Main Activities for Securing Means of Communication

5

Major Efforts in Providing Life Support to the Affected People

6

Restoration Status for Damage Caused by the Great East Japan Earthquake and Future Responses

April 27, 2011

Nippon Telegraph and Telephone Corporation

Restoration Status

- Restoration will be mostly complete by the end of April for exchange office buildings and mobile base stations in areas where customers currently reside. As for the areas around the Fukushima Daiichi Nuclear Power Plant, customer residential areas and the nuclear power plant operation area have been restored as well.
  - ➔ Means of restoration are as follows:
    - ・Renewal of power supplies and equipment in exchange offices, re-installation of relay transmission line
    - ・Repair of base stations' relay transmission lines using emergency fiber optic cable and entrance microwave system
    - ・Area remedies for mobile phones using large zone schemes
- NTT Group will aim to restore areas where difficulties remain for customers to reside due to extensive damage to their homes, at the same pace roads and other infrastructure are restored.



Exchange offices / base stations with disrupted service
Nuclear power plant area etc.
385 exchange offices
4,900 base stations
Fixed
Mobile
After disaster
46 exchange offices
307 base stations
Iwate 21
Miyagi 23
Fukushima 2
9
Iwate 184
Miyagi 97
Fukushima 26
68
March 28
4 exchange offices
27 base stations
Miyagi 4
3
2
Iwate 22
Miyagi 4
Fukushima 1
17
*1
April 26
*1 Small island regions experiencing island evacuation
*2 Areas experiencing construction difficulties, including severed roads
0 exchange offices
18 *2 base stations
Iwate 16
Miyagi 1
Fukushima 1
3
2
17
*1
End of April (scheduled)

1

Main Activities for Securing Means of Communication

Securing Means of Communi-cation and Use of ICT	Fixed-line & Mobile	Installation of special public phones using portable satellite equipment (approximately 3,600 phones) [approximately 2,300 phones] 100% of requests from local governments were fulfilled	
		Deployment of mobile base stations (31 units) [approximately 30 units]	
		Rental of free satellite mobile phones (approximately 900 units) [approximately 870 units] Rental of free mobile phones (approximately 2,100 units) [approximately 1,440 units] Installation of free battery recharging station (approximately 410 stations)	
	Internet	Deployment of free Internet booths (336 locations) [138 locations] Cooperation with other carriers in providing broadband environments through the internet, as a means of obtaining information	
		Rental of tablet devices (approximately 670 units) [approximately 180 units]	
		Provision of free access to public wireless LAN service (FLET'S Spot, etc.) Free for those affected individuals and persons engaged in volunteer activities	
	Support Using ICT	Provision of portal sites to provide livelihood support information to affected persons (operation status of evacuation sites, water supply locations and stores, etc.)	
		Government field	•Free provision to government agencies, etc. of map data and aerial photographs before and after the disaster
		Medical field	• Remote health consultations via free video telephones, etc. at evacuation sites Planned for Kurihara City in Miyagi Prefecture and Tono City in Iwate Prefecture to support the activities of the Continuous Care and Cure Network Project (C3NP), a volunteer organization
		Education field	•Free provision of a comprehensive contact system for communication from schools to parents and guardians •Free provision of school administrative support systems (information sharing among teachers and administrators, student records management, etc.) •Support for the creation of student learning environments Considering the provision of problem set materials for tablet devices, etc. by collaborating with partner companies and experienced educators in the education field.

* Figures in [ ] are as of the March 30 press conference

2

Major Efforts in Providing Life Support to the Affected People

Safety Confirmation

Life Support

Other

Disaster emergency message dial (approximately 3.30 million uses) [approximately 3.17 million uses] Disaster emergency broadband message board (approximately 0.26 million uses) [approximately 0.24 million uses] Disaster message board (approximately 4.25 million uses) [approximately 3.79 million uses] Message saving Delivering saved messages, received from the affected person, and to the intended recipient on their behalf Provision of Company residences (54 residences: approximately 3,400 houses) [43 residences: approximately 3,000 houses), land, etc. (12 premises) Provided as living space for affected people at the local government’s request

Provision of free telephone to temporary housing, etc. (initially arranged for 30,000 telephones)

Donation of 1 billion yen from NTT Group

Donations of approximately 1 billion yen through affected area support charity site and member service point exchange program Waiver of telephone basic charges, etc. for the periods that communication services were unavailable

Use of agricultural products, farmed in the affected area, at the company cafeteria

*	Figures in [ ] are as of the March 30 press conference
3

Damage Status and Financial Impact

	Damage status	Fiscal year ended March 31, 2011	Fiscal year ending March 31, 2012 and onwards
NTT East	■ Damage to exchange office buildings  ・Exchange office buildings Demolished: 18 buildings Flooded: 23 buildings ■ Damage to telephone poles  •Flooded/collapsed: approximately 65,000 poles (coastal areas) ■ Transmission lines and switchboards washed away  •Relay transmission lines: 90 routes disconnected (excluding the nuclear power plant area) •Flooded/damaged aerial cables: approximately 6,300km (coastal region)	Approximately 20.0 billion yen (profit/loss)	Approximately 40.0 billion yen (CAPEX) Approximately 20.0 billion yen (profit/loss)
DOCOMO	■ Damage to base stations  •Number of stations requiring restoration: 375 stations (including 68 stations within a 30km radius surrounding the nuclear power plant)	Approximately 6.0 billion yen (profit/loss)	Approximately 10.0 billion yen (CAPEX) Approximately 10.0 billion yen (profit/loss)

* The financial impact including other NTT Group companies on the NTT Group consolidated financial results for the fiscal year ended March 31, 2011 is approximately 30.0 billion yen (excluding donations)

4

Basic Stance on Future Disaster Countermeasures (1 of 2)

With the Great East Japan Earthquake, telecommunication facilities were impacted in unprecedented ways, as described below. At the same time, the increased variety of means for information exchange was remarkable.

The Great East Japan Earthquake was the fourth strongest earthquake ever recorded in history, with tsunamis and numerous aftershocks.

Extensive damage from the tsunami (flooded area was equivalent to the size of Tokyo’s 23 wards).

Large quantities of debris and severed roads, blocked access to and within the affected areas for extended periods of time

Widespread and long-term power outages (affecting nearly the entire Tohoku region and over 7 million households in the Kanto region) Scheduled blackouts implemented in the Tokyo metropolitan area.

There was an increased variety of means for safety confirmation and information exchange for restoration and disaster victim support, such as mobile phones and the Internet.

As communication services are vital to social infrastructure, and in light of the above events, we will advance our efforts in disaster countermeasures

5

Basic Stance on Future Disaster Countermeasures (2 of 2)

1Development of disaster-resistant networks and prompt recovery methods, including:Distribute key functions across regions and implement multiple routes in preparation against wide area disasters Improve power capacity to withstand widespread and long-term power outages

2Secure prompt reconnection for local relief sites, including:Increase the use of satellite and wireless communications

3Secure means of information distribution after disasters, including:

Greater responsiveness to communication needs directly following a disaster, such as safety confirmation (countermeasure against service congestion) Consider measures to correspond to the diversification of customer needs, which are shifting from using voice communications to e-mail and the Internet

4Provide services and solutions useful during a disaster and during recovery: Support for local governments, medical care, and schools, etc.

* For initiatives that will be difficult for NTT Group to implement independently, efforts will be made in collaboration with the central and local governments.

6

Restoration following the Great East Japan Earthquake

April 27, 2011

Nippon Telegraph and Telephone East Corporation

1. Progress in Restoration of Communications Services

NTTEAST

- During the peak of disruptions, the Great East Japan Earthquake resulted in, at its height, 385 functionally disabled exchange offices and approximately 1.5 million subscribers who could not use telecommunications services. Due to subsequent restoration efforts and the return of commercial power, as of March 28, functionality was restored, with the exception of 55 exchange offices severely damaged by the tsunami. (Announced March 30, 2011)
- For these 55 exchange offices, as a result of efforts aiming for recovery by the end of April, functionality was restored with the exception of three exchange offices in the Fukushima nuclear power plant area (within the warning zone), and two exchange offices in small island regions (island evacuation area). Consequently, almost all the subscriber lines, ISDN and FLET'S services were restored.



385
No. of exchange offices
No. of exchange offices functionally disabled
No. of communication services restored
97
55
4
0
5
5
Including 9 exchange offices in the nuclear power plant area
March 13
March 22
March 28
April 26
April 30
Approx. 1.5 million
Areas where residences of customers had extensive damage
Partially unrestored due to the delay in removing fallen bridges and debris, etc. (scheduled to be restored mid-May)
Mostly restored, except for "areas where residences of customers had extensive damage"
No. of communications service agreement
Nuclear power plant area (3 exchange offices) …warning zone
Small island region (2 exchange offices) …island evacuation area

1

2. Restoration Efforts

NTT EAST

- In areas where the damage from the tsunami was greatest, important sites were first specifically pin-pointed and restored by undertaking measures, such as temporarily restoring the transmission lines, shifting capacity to other exchange offices and employing emergency portable communications equipment. Thereafter, NTT EAST restored services in almost all residential areas by undertaking emergency measures to restore buildings and equipment.
- From May onward, NTT East will work on full-scale restoration to restore reliability to levels prior to the disaster and work to improve reliability by building infrastructure that is resistant to natural disasters, including in areas not hit by the disaster.

Restoration status of the services	
	■Telephone subscriber lines, ISDN, FLET'S Hikari are mostly restored in all residential areas ■Other services: Except for some buildings, ADSL services are mostly restored and leased line services are mostly restored in accordance with customer's requests.

Restoration method		Detail of restoration	Amount of work
Securing transmission lines		■ Emergency restoration by connecting damaged sections and newly creating temporary aerial rerouting lines	Connecting severed sections 31 routes Rerouting to other lines 42 routes
Building restoration	Restoring exchange offices	■ Remove debris, clean and temporarily repair buildings' interiors in reusable buildings ■ Install "BOX" in severely damaged buildings	Building restorations 29 buildings BOX installations 4 buildings
Building restoration	Replacing power equipment	■ Temporarily establishing new electric power equipment (Electric switchboard, Rectification circuit, batteries) ■ Temporary restoration of power using mobile power supply vehicles and generators	Buildings / Equipment: - Electric switchboard 21 / 21 - Rectification circuit 21 / 25 - Batteries 33 / 69 - Converters 8 / 9 - IP Equipment 15 / 68 - Exclusive equipment 17 / 33 - RSBM-F 8 / 13
Building restoration	Restoring communication equipment	■ Establishing new communication equipment by using stock items and items that were to be used in planned construction.	
Building restoration	Storing in other stations	■ Where damage to the original exchange building was severe and could no longer be used as is, exchanges were extensively relocated from other exchange buildings.	
Access zone restoration		■ Prioritize restoration of social infrastructure by restoration of leased lines (self-defense force, airport, trains, etc.) ■ Immediate installation of metal and optical fiber cables using materials stocked for planned constructions, etc.	Telephone poles: 3, 600 poles Cables: 800km (Metal 400km / Optical fiber 400km)

2

3-1. Example of Restored Intermediate Transmission Line

NTTEAST

Kesen Ohashi, Iwate Prefecture

- Relay cables were washed away along with the Kesen Ohashi which collapsed when the tsunami came.
- Relay transmission cable was restored by rerouting the line and laying the cable over a long span over the river.



Aneha Bridge



Aneha Bridge
Kesen Ohashi
Existing cable
New cable
©NTTME GEOSPACE



Kesen Ohashi



【STEP 1】Carry tow rope to the other side of the river to set the suspension wire
Tow rope
Suspension wire
Tow rope



【STEP 2】Set the cable tow rope



【STEP 3】Tow the optical fiber cable using the tow rope
Cable feeding point



【STEP 4】Stabilize optical fiber cable
Stabilize cable by connecting the suspension wire and the optical fiber cable



Optical fiber cable
After Restoration

3

3-2. Example of Exchange Office Restoration Efforts (1)

Ishinomaki-kadonowaki Exchange Office, Miyagi Prefecture

While electrical equipment were flooded by the tsunami, communications equipment were on the upper floors and thus escaped the flooding.

Therefore, power terminal equipment were newly installed on the third floor and mobile power-supply vehicles were deployed and connected to restore communication services (March 19).

(Power was supplied through 3 mobile power supply cars until commercial power supply was restored on April 24)

Kadonowaki Exchange Office flooded by tsunami

Major damage to the electrical equipment (1st Floor)

Mechanical room on the upper floor that escaped flooding

[Step 1] Remove mud, debris, etc. in and around the building

[Step 2] Install power terminal equipment on the third floor

[Step 3] Deployment and connection of mobile power-supply vehicles

3-2. Examples of Exchange Office Restoration Efforts (2)

Kawaishi Exchange Office, Iwate Prefecture

Extensive damage to buildings and flooded power and communications equipment were caused by the tsunami.

Communication services were restored by reusing the building framework for emergency restoration and by installing new power and communication equipment.

Severe internal and external damage to the building.

[Step 1] Removal of mud and debris in and around the building and removal of damaged equipment

[Step 2] Emergency restoration by covering walls with plastic sheets and plywood and newly installing power and communications equipment in the building.

[Step 3] Repaired walls with high dust, wind and rain resistance properties

3-2. Examples of Exchange Office Restoration Efforts (3)

Shizugawa Exchange Office, Miyagi Prefecture

Extensive damage to buildings, flooding of power and communications equipment were caused by the tsunami.

Under these circumstances, due to the request of the government to quickly restore communication services, telecommunications equipment (RSBM-F, OLT) were extensively relocated from other exchange offices to restore communication services (government: April 1; other areas: April 26)

While the building survived, damage inside was severe, making the Shizugawa Exchange Office difficult to use

Central area of Minami-sanriku was severely damaged

[Step 1]

To restore service outside the disaster area of Minami-sanriku, equipment were extensively relocated from the Kesennuma Exchange Office and installed in place of the damaged Shizugawa Exchange Office

Kesennuma Exchange Office

Yamada Magome Exchange Office

Minami-sanriku-cho temporary bldg. (evacuation center)

Affected Area

Shizugawa Exchange Office

Relief area

[Step 2 (Metal)]

RSBM-F* powered by electric generator

Telephone services were restored by connecting subscriber’s cables in each area.

[Step 2 (Fiber)]

Optical cables to be laid out from OLT to each area for areal restoration of FTTH services

Minamisanriku-cho temporary bldg. (evacuation center)

Temporarily installed RSBM-F in the evacuation center

* RSBM-F Remote Subscriber Module-Feeder Point : a device that connects to NTT exchange offices through optical fiber by multiplexing metallic lines.

OLT Optical Line Terminal: Equipment terminating the optical line, temporarily installed in the evacuation center (IP-BOX to be installed nearby in the future)

3-3. Restoration of Access Areas

Extensive damages to telephone poles and cables caused by tsunami

After the removal of debris, communication services were restored by installing telephone poles and laying out and connecting cables to residential areas.

[Step 1]

After the removal of debris, telephone poles were erected and tow cables were laid

Damaged telephone poles

Flooded area

[Step 2] Installation of aerial cables

[Step 3] Connections in manholes

[Step 4] Connections of aerial cables

4. Restoration in the Nuclear Power Plant Area

NTTEAST

Iwaki Tomioka Exchange Office, Fukushima Prefecture

- In order to restore non-functional exchange offices covering the area 20km ~ 30km from the Fukushima Daiichi Nuclear Power Plant, restoration of the function at the Iwaki Tomioka Exchange Office, located approximately 10km from the plant, was necessary.
- For this reason, NTT East, with the cooperation of Tokyo Electric Power Company and Tohoku Electric Power Company, recovered electricity while performing restoration activities at the office, successfully restoring functions of 6 buildings (5 buildings by April 13 and 1 building by April 16). As a result, some mobile base stations have also been restored.

《Status of work in the Iwaki Tomioka Exchange Office》

Radiation management engineers accompany the workers and, wearing protective clothing, perform the work







Order to remain indoors Radius: 20-30 km (Lifted 4/22)
20 km radius evacuation order territory (Hazard area from 4/22)
Planned evacuation area (From 4/22)
Emergency evacuation preparation area (From 4/22)
Iwaki Tsushima
Katsurao
Namie
Iwaki Futaba
Okuma
Iwaki Tomioka
Iwaki Kawauchi
Naraha
Iwaki Hirono
Fukushima Daiichi Nuclear Power Plant
Fukushima Daini Nuclear Power Plant

*Names in white indicate the six restored buildings.

8

5. Resources Deployed for Restoration

NTT EAST

- Through a staff of 6,500, starting with NTT East group, supported by group companies, including NTT West and telecommunications construction companies, total efforts are being made at restoration.
- In terms of securing communication means in the event of an emergency, along with the installation of portable satellite devices and satellite mobile phones in evacuation centers, mobile power supply vehicles are also extensively deployed with the support of NTT Group companies.

Deployment of wide-area support from group companies, etc.



NTT East group companies
NTT West, etc. other group companies
Telecommunications construction companies
Severely affected area
Primary support
• Operation of mobile power supply vehicles
• Installation of special public telephones
• Operation of portable satellite
• Access point inspection
• Access design
• Maintenance
• Construction
• In-home repairs, etc.

No. of personnel involved in restoration

Disaster recovery force	6,500
Affected area support	4,400
Wide-area support*	1,300
Follow-up support	2,100
Disaster countermeasure headquarters*	1,000

* Partial listing only

Disaster countermeasure equipment

- Portable satellite devices 39
- Satellite mobile phones 218
- Mobile power supply vehicles 101

* No. of units at peak times





9

6. Financial Impact of the Great East Japan Earthquake

Cost of emergency restoration, provision of human resources and material support, cost in removing damaged equipments (profit and loss) total up to 40.0 billion yen. The cost (CAPEX) for full restoration, reliability improvements and reconstruction is expected to be 40.0 billion yen + ?. In total, the financial impact of the earthquake is anticipated to be 80.0 billion yen + ?.

Profit and Loss

(2010, 2011)

Emergency and original condition restoration

Expenses incurred for human resources and material support

Waiver of base charge in affected areas

40.0 billion yen

(Extraordinary loss in 2010: Approx. 20.0 billion yen

CAPEX

(2011 ~)

Full restoration

Reliability improvements and reconstruction

40.0 billion yen

80.0 billion yen

Total

10

7. Disaster Victim Support Efforts (1)

Temporary public telephones and Internet access environments were installed and provided for free use at evacuation centers and other sites to support the collection of information on the whereabouts of individuals and on the disaster In addition, free access to NTT Group’s public wireless LANs, including FLET’S SPOT service areas, which are located in areas where there is a concentration of people, such as hotels, train stations, fast food restaurants and cafes, were provided

Measures to secure means of communication at evacuation centers and other sites

(1) Installation of temporary public telephones

Installed and provided free use of temporary public telephones at evacuation centers and other sites in response to requests from local governments

In areas where the installation of wired temporary public telephones is difficult, used portable satellite devices and other equipment

(2) Creation of Internet access environments

Provided free Internet access environments using FLET’S Hikari and other services to support the collection of information such as the whereabouts of individuals and information on the disaster at evacuation centers and other sites

(3) Provision of public wireless LAN environments

Provided free access to wireless LANs to affected and displaced individuals and volunteers

Provided free access to NTT East’s public wireless service “FLET’S SPOT”

Service offered in these areas: Aomori, Iwate, Miyagi, Akita, Yamagata, Fukushima, Ibaraki, Tochigi, Gunma, Nagano and Niigata.

(Totals through April 26, 2011)

Eastern Japan Total

Iwate, Miyagi,

Fukushima Other

Temporary public Sites 1,076 650 426

telephones Units 3,632 2,557 1,075

Internet connections 336 113 223

Wi-Fi environments 214 83 131

Public wireless LAN 204 47 157

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7. Disaster Victim Support Efforts (2)

NTT EAST

- In addition to operating the Disaster Emergency Message Dial (171), providing public telephones for free use and waiving basic fees (approximately 2 million circuits), disaster victim support measures using ICT have been implemented.

Measures for safety confirmation

- A Disaster Emergency Message Dial 171 service and Disaster Emergency Broadband Message Board (Web 171) service are provided as safety confirmation services during emergencies

(As of April 26, 2011)	No. of users		
		No. of recordings	No. of playbacks
Disaster Emergency Message Dial	3.3 million	560,000	2.74 million
Disaster Emergency Broadband Message Board	260,000	90,000	170,000

Free use of public telephones

- On the day of the earthquake, because many people had difficulty returning home, not only in the affected areas but also in the Tokyo region, and call restrictions made it difficult to connect calls on mobile phones, all public telephones were made available for free use in the eastern Japan region for the first time ever. (Entire eastern Japan: through March 18; three prefectures in the Tohoku region: through April 15)

[Number of calls at the time of the Earthquake]

○ Tokyo Region:
Max. of approx. 15 times the volume on the prior day

○ Iwate, Miyagi, Fukushima:
Max. of approx. 6 times the volume on the prior day



Waiver of basic fees

(1) Waiving of basic fees for the periods telephone, broadband, and other services were unavailable due to damaged equipment or evacuation orders resulting from the disaster (approximately 2 million circuits)

(2) Waiving of installation fees in conjunction with moving to temporary housing

(3) Extension of telephone fee payment deadlines (up to three months)

(4) Donation of telephones – donation of telephones to temporary housing residents (initially 30,000 phones were prepared)

Support for local governments, healthcare and education

Local government
- When temporary government facilities were established, restored communication services and installed communication equipment necessary for administrative services (business phones, facsimiles, PCs, etc.)

Medical
- Dispatched health care personnel to evacuation sites (total of 37 doctors, nurses and maternity nurses)
- Created free remote consultation facilities using videophones at evacuation sites, allowing NPOs to remotely provide medical consultations (After May in Kurihara City, Miyagi Prefecture and Tono City, Iwate Prefecture)

Education
- Provided free "school administrative support systems" to boards of education and schools in affected local regions

Others

(1) Providing of company housing - 30 properties, 3,000 units (of which 3 properties and 200 units have been provided), of company housing and 10 land properties were provided for temporary housing to local governments (a portion of the Kamaishi Kaminakajima Building is being used as a children's center)

(2) Collecting donations from the FLET'S Hikari Member's Club (exchanging points)

12

8. Efforts to Further Improve Reliability

In light of the Great East Japan Earthquake, we will make efforts to make “Further improvements in the reliability of communication networks”, “Secure communication lines during an emergency” and “Promptly restore services”.

Purpose

Key points

Further improvements in the reliability of communication networks

Relay transmission lines

Exchange offices

Station service equipment (machinery and power)

Access equipment

Secure communication lines during an emergency

Promptly restore services

Improve the reliability of relay transmission lines in case of wide area disasters

Strengthen exchange office count countermeasures against flooding and immersion

Minimize the spread of malfunctioning area and conduct prompt restoration

Strengthen measures for blackouts in preparation for widespread and long-term power outages

Secure reliability of access equipment in preparation for disasters

Enhance countermeasures against service congestion through the diversification of communication means

Enhance prompt restoration methods in case of wide area disasters

13

Great East japan Earthquake:

Demage and Restoration Status

NTT DOCOMO, INC.

Apr. 27, 2011

Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11) Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

(12) Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

1

Damage and Restoration Status

Restoration Status of Service Areas

As of Mar. 12

As of Apr. 26

Principal reason for service disruption

Direct damage from earthquake/tsunami (physical damage/ submersion, etc.)

Transmission line disruption due to earthquake (optical fiber, etc.)

Battery run-out due to long hours of power outage

4,900 base station equipments disrupted in Tohoku

Service available

Service interrupted

Restored service areas to almost pre-earthquake levels

2

Restoration Progress & Outlook

(Excluding areas within 30km radius of Fukushima Daiichi Nuclear Plant)

Schedule for restoration: 248 stations by April 30, 2011; 59 stations by May 31, 2011; total 307 stations Complete restoration of 242 stations out of 248 stations planned to be restored by Apr. 30, 2011 (98%) Complete restoration of 289 stations out of total 307 stations to be restored (94%)

Aim to complete restoration of remaining 18 stations by May 31, 2011

59 (Scheduled for completion by May 31)

248 (Scheduled for completion by Apr. 30)

12

15

47 (Originally scheduled for May)

Complete d 280

12 Mountain areas, roads, tunnels, etc.

6	Difficult to access due to road damage, etc.

47 (Originally scheduled for May)

289

Restoration methods

Optical fiber/ stopgap optical fiber: 152

Large zone from mountain top, etc.: 67

Microwave transmission: 44

Satellite circuit: 26

As of Mar. 28 Apr. 26 Apr. 30 (planned)

3

Restoration Using Optical Fiber/Stopgap Optical Fiber

Installed stopgap optical fiber

Installed temporary optical fiber aggregation node to replace damaged aggregation node

Connected with existing optical fiber

Use of existing optical fiber

: Stopgap optical fiber

: existing optical fiber

4

Restoration Using Large Zone Scheme

Actively apply large zone scheme* in high-elevation base stations

*	a method that covers areas normally covered by multiple stations with a single station

Countermeasure

5

Restoration Using Microwave Transmission

Disrupted optical fiber

Countermeasure

6

Restoration Using Satellite Circuits

Disrupted optical fiber, damage from tsunami

Countermeasure

7

Restoration Status(Areas within 30km radius of Fukushima Daiichi Nuclear Plant)

Completed restoration of 51 stations out of total 68 stations located within 30km radius of Fukushima Daiichi Nuclear Plant (75%)

68

17

Completed 51

17

51

Restoration methods

Optical fiber/ stopgap optical fiber: 23

Large zone from mountain top, etc: 28

As of Mar. 28 Apr. 26 Apr. 30 (planned)

8

Restoration Status (Areas near Fukushima Daiichi Nuclear Plant)

Initiatives for restoring coverage in areas within 30km radius of Fukushima Daiichi Nuclear Plant

NTT buildings Base stations

30KM

Hara-machi

20KM

10KM

10KM

Daiichi Nuclear Plant Daini Nuclear Plant Tomioka

Village

Copyright

Iwaki

Kernrin Co, LTD.

Initiatives Date Outcome

On-site inspection of disrupted Mar. 31- Inspected 7 base stations base stations within 20-30km Apr. 1 (status of equipment, conditions radius of nearby areas)

Deployment of satellite mobile Restored coverage including

base station vehicle to J-Village Apr. 1 indoors for the base camp of

(Taruha-cho, Fukushima) nuclear plant task force in J-

Village (approx. 500 responders)

Resetting of base station Apr. 6 Restored services of 2 base transmission equipment (in stations

Katsurao-mura, Fukushima)

Installation of high- Apr. 13 Restored coverage in areas near performance antenna for areas Fukushima Nuclear Plant and

close to Fukushima Daiichi along Route 6

Nuclear Plant (Iwaki, Fukushima)

Replacement of transmission Apr. 13 Restored service of 13 base lines for areas along Joban stations through optical fiber

Expressway (sections between connection

Iwaki, Banjo-Tomioka and

Haramachi)

Restoration of Areas (within 20km from Fukushima Daiichi Nuclear Plant)

Installed a high-performance antenna in a base station approx. 25km away from Fukushima Daiichi Nuclear Plant to restore coverage in areas close to the nuclear plant and along Route 6 Replaced transmission line to restore service

Before (Apr. 6)

After (Apr. 13)

Fukushima Daiichi Nuclear Plant

Approx. 25km

Fukushima Daini Nuclear Plant

J-Village

Site installed with high-performance antenna

Fukushima Daiichi Nuclear Plant

Route 6

Fukushima Daini Nuclear Plant

J-Village

Base stations restored by replacing transmission line

Areas restored by high-performance antenna+ transmission line replacement

20Km

30Km

Map use approval: (c) Obunsha No. 53G014

Restoration of Areas (within 20km from Fukushima Daiichi Nuclear Plant)

Coverage restoration at J-Village (Taruha-cho) (Deployed satellite mobile base station vehicle on Apr. 1)

Base station restoration by replacement of transmission line (Exchange office in Tomioka-city: Replaced on Apr. 13)

Coverage restoration by using high-performance antenna (Base station site in Iwaki-city: Installed on Apr. 13)

DOCOMO Group Organization for Restoration

Mobilized a total of some 4,000 people, mainly from the Tohoku Regional Office with help from DOCOMO headquarters, other Regional Offices, other group companies and partner companies, to make an all-out effort to restore communication services.

Employed stopgap repair measures deploying mobile base station vehicles and satellite circuits, and provided evacuation shelters with satellite phones and other mobile handsets and devices to secure communication in areas where service was disrupted.

Extensive resource mobilization (Principal support activities)

Deployment of satellite mobile base station vehicles

Deployment of mobile power supply vehicles

Provision of satellite mobile phones

DOCOMO Regional Offices DOCOMO Group companies

Disaster-stricken areas

Partner companies

Human resources mobilized for restoration

Disaster restoration

Support for affected areas

Wide-area support

Logistics support

Disaster Countermeasures Office

No. of personnel

4,000 2,300 1,000 1,700 200

Equipment mobilized for restoration

No. of units No. of locations

(total)

Satellite mobile base station vehicle 10 30

Mobile base station vehicle 21 31

Mobile power supply vehicle 30 64

Restoration Area Maps (in Japanese only)

Indicating areas where service is available or disrupted, and the restoration schedule of disrupted areas Displaying information such as locations where free mobile phone/satellite phone and battery recharging services are provided, docomo Shop opening hours, etc.

Commenced on Mar. 20, 2011 after being urgently developed, and updated on a daily basis

Map image

Possible to perform search by address, keywords

Flexible size levels through zoom in/out

Restoration schedule

Areas to be restored by next day Areas to be restored by mid-April Areas to be restored by late-April

Areas to be restored in May or beyond

Areas near Rikuzen-Takata, Iwate (As of Mar. 29)

Cumulative accesses: Approx. 200,000 accesses in first 10 days of operation

Customer comments

It is very useful that I can see the restoration status of service areas that changes everydayVery convenient, because I can check the availability of services in areas I visit for relief activities!

It was very significant that DOCOMO played a leading role in active disclosure of restoration status

Support to Evacuation Shelters, etc.

Rental of free mobile phones, etc.

Free-of-charge rental of mobile phones and free battery recharging stations to secure communication in disaster-stricken areas

Free rental of satellite mobile phones: 900 units Free rental of mobile phones: 2,100 units

Portable satellite phone 01

Internet access stations with tablets: 670 units

Free battery recharging stations: 410 locations

Multi-chargers: 130 units

AC adaptors: 6,500 units Solar chargers: 3,150 units

Support to Various Organizations/Companies

■ Cooperation/support to various institutions

○ Provided tablet devices, data cards, etc., as a means of communication to assist various institutions engaged in relief/restoration activities in disaster-stricken areas

	Provided (13 projects)	Planned
GALAXY Tab	420 units*	320 units
Data card, Wi-Fi router	210 units	1,000 units
Mobile Phone	18 units*	—

* Included in the no. of rental phones on P. 14

◆ Principal support activities

Support offered to:	Overview	Support from DOCOMO
"Evacuation Shelter Surveillance System" (Support for research/medical institutions) 【Period】From Mar. 31, 2011	Local government officials and nurses utilize the Tab to record information regarding the occurrence of infectious disease at evacuation shelters. The recorded information contributes to a more efficient medical system and distribution of medicines.	GALAXY Tab: 300 units Basic monthly charge, communication charge: Free (Mar. 31 – Jun. 30, 2011)
National Research Institute for Earth Science and Disaster Prevention (NIED) 【Period】From Mar. 23, 2011	"Disaster Risk Information Platform" developed by NIED provides map data and related information to isolated municipalities. Data cards from DOCOMO provide a means of communication.	Data cards: 100 units Basic monthly charge, communication charge: Free (Mar. 23 – Jun. 30, 2011)
Elementary/junior high schools in Iwate Prefecture 【Period】From Apr. 25, 2011	DOCOMO has been assisting information sharing between prefectural authorities and 60 elementary/ junior schools in Iwate where network environment was destroyed. Mobile Wi-Fi routers were provided as a means of data communications.	Mobile Wi-Fi routers: 60 units Basic monthly charge, communication charge: Free (Apr. 25 – Jul. 31, 2011)
Japan Primary Care Association 【Period】From Apr. 12 , 2011	Devices from DOCOMO provide means for communication between evacuation shelters and doctors who are able to practice in the disaster-affected areas or doctors volunteering in remote rural areas.	GALAXY Tab : 42 units Data cards: 3 units Basic monthly charge, communication charge; Free (Apr. 12 –Jul. 31, 2011)
The Japan Chamber of Commerce and Industry (JCCI) 【Period】From Apr. 11, 2011	Because the local chambers of commerce in Iwate, Miyagi and Fukushima prefectures were affected by the disaster, members of JCCI are working to assist in the restoration of small & medium sized enterprises. DOCOMO devices provide them a means for communication.	Data cards: 30 units Mobile phones: 10 units Basic monthly charge, communication charge: Free (Apr. 11 – Mid-July, 2011)
Japan Meteorological Agency (JMA) 【Period】From Mar. 23, 2011	Provision of data monitored by DOCOMO's environmental sensor network to assist the JMA's observation activities due to disruption of some AMeDAS observation points	Provision of environment sensor network observation data (temperature, rainfall, wind)

15

Payment-Related Support Measures

Items Content

Extension of payment March bills (For use in Feb. 2011) Payment deadline deadline April bills (For use in March 2011) extended to

May bills (For use in April 2011) Jun. 30, 2011

Refund of charges Refund of basic monthly fee, optional service charges and flat- rate packet charges, for the periods when the service was unavailable due to failure of DOCOMO facilities or mobile phones damaged by water exposure

Waiver of cancellation charges Waiver of cancellation fees for customers who request cancellations on subscriptions due to disruption of service

Free data restoring service for damaged by water exposure Waiver of data restoring service fee (regularly ¥5,250)

Waiver of commission Waiver of commission for reissuing FOMA cards and phone number storage

Special discount for Special discount of up to ¥10,500 to be provided for purchase of a purchase of mobile phone new mobile phone (some models can be purchased virtually for ¥0)

Reduced mobile phone repair charges 50% discount of repair charges of damaged phones

Launch of Charity Drive Website

Collected donations totaling ¥944 million (As of Apr. 26, 2011)

Donations collected

Donations(As of Apr. 26, 2011)

No. of cases Amount

By sale of charity content 64,048 ¥ 12,449,410

Through the “DOCOMO mobile remittance service” 190,534 ¥558,657,877

Of “DOCOMO Points” 181,663 ¥370,417,700

By DCMX (credit card) (To be confirmed after payment is made)

Of DCMX points (As of Apr. 26, 2011) 305 ¥ 541,200

By sale of charity apps on docomo market (i-mode) 7,168 ¥ 1,915,450

TOTAL 443,718 ¥944,031,637

Support by DOCOMO Group Companies

1. Support offered by DOCOMO Group companies

Company name	Content	Donations, etc.
Oak Lawn Marketing, Inc.	• Established disaster-relief fund and collected donations by calling for cooperation from overseas partners, etc. • Delivery of own products (low-resilience mattresses, blankets) and other relief supplies (baby formula, diapers, medical and sanitary products) directly to evacuation shelters • Support of sales of local specialty products through OLM's order receipt/payment/delivery system	¥150 million
D2 COMMUNICATIONS INC	• Donation	Approx. ¥10.40 million
net mobile AG (Germany)	• Collection of donation using SMS	(in progress)
DOCOMO PACIFIC, INC (Guam/Saipan)	• Joint fund-raising with other companies • Donation collection using SMS and charity auctions • Donated 15% of revenues from sales of prepaid handsets/SIM cards, etc.	Approx. US$ 50,000
NTT DOCOMO USA, INC. (USA)	• Partial waiver of international call charges to Japan, and waiver of international roaming charges during stay in Japan	–
Weather Service, Inc.	•Free provision of information site containing detailed weather information of disaster-stricken areas	–

2. Cooperation from manufacturers

Samsung Japan Corporation	• Provision of GALAXY Tab for free	2,400 units

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Support to docomo Shops

- Relief money totaling ¥38.00 million for disaster-stricken docomo Shop operators
- Joint call for cooperation in financial aid to all docomo Shop operators in Japan by primary 10 distributors and DOCOMO. Financial aid from DOCOMO matched the total sum collected from nationwide shop operators
- Assistance in rebuilding shops and on financing expenses for products, etc.
- Zero-interest loans upon the request from shop operators


docomo

docomo Shop
(Ishinomaki-Higashi, Miyagi)



docomo Shop (Ishinomaki-Higashi, Miyagi: Interior)



Remains of docomo Shop
(Rikuzen-Takata, Iwate)

19

Full-Scale Restoration Plan

Full-scale restoration will be carried out to replace stop-gap/temporary repair measures to recover network area quality to pre-earthquake levels by Sept. 30, 2011

Full-scale restoration works for regions that suffered enormous devastation (e.g., entire town destroyed by tsunami, etc.) will be carried out in coordination with each region’s revival

No. of base stations to be restored: 194

Transmission line facilities

Submerged/ physically damaged stations : 97

Stations with damage to facilities: 97

Damaged sections: 140

Full-scale restoration

Newly constructed base stations

Repaired facilities

Repaired transmission lines

Recovery of network area quality to pre-earthquake levels by Sept. 30, 2011

(Note)

Areas within the exclusion zones near Fukushima Nuclear Plant will be restored taking into consideration regulations and other conditions

Great East Japan Earthquake-Related Restoration/Support Expenses

Estimated impact

Overview

CAPEX Profit/ Loss

Stop gap/ temporary repairs Temporary facility construction subcontract, etc. ¥5.5 billion

Removal of damaged facilities Removal of submerged/ physically damaged facilities, etc. ¥4.5 billion

Customer support Financial support for handset repairs/purchases, etc. ¥4.0 billion

Full-scale recovery Installment of new base stations, transmission lines, etc. ¥10.0 billion ¥2.0 billion

TOTAL ¥10.0 billion ¥16.0 billion

New Disaster Preparedness Measures: Basic Approach

Securing communication in key areas (e.g., densely populated areas, administrative centers, etc)(1) Deploy base stations with large zone scheme in densely populated location, to provide coverage in the event of a disaster or a power outage affecting large areas. (Approx. 100 stations)

(2) Use uninterruptable power supply systems or ensure 24-hour battery supply in base stations covering prefectural and municipal government offices (Approx. 1,900 stations)

Swift response to disaster-stricken areas(3) Swift provision communication using satellite mobile phones (3,000 units)

(4)	Quick construction of service areas using satellite system

Increase no. of satellite-entrance base stations installed (car-mount type: double from current level to 19 units, portable type: 24 new units)

(5) Flexible area construction using entrance microwave system Deployment of emergency microwave facilities (100 sections)

Further improvement of customer convenience(6) Development of voice message service using disaster- resilient packet communications technology

(7)	Enrichment of “Restoration Area Maps”
(8)	Support of voice guidance in “Disaster Message Board”

service

(9)	Further utilization of “Area Mail”
(10)	Further utilization of ICT through the collaboration with SNS

22